September 3, 2020

Arthur Sandel
Special Counsel
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:      BANK 2019-BNK19
Form 10-K for Fiscal Year Ended December 31, 2019
Filed March 23, 2020
File No. 333-226486-07

Dear Mr. Sandel:

We are acting as counsel to Wells Fargo Commercial Mortgage Securities, Inc. (“Wells Fargo”) in connection with your letter dated August 24, 2020 transmitting the comment (the “Comment”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K filing (the “Filing”).  We have reviewed the Comment and the Filing and have discussed the Comment with representatives of Wells Fargo.
For your convenience, the Staff’s comment is repeated in italics below, followed by the response of Wells Fargo.
Exhibit 33.45 to Exhibit 10-K
1.
We note that Exhibit 33.45, the assessment of compliance with servicing criteria by Situs Holdings, LLC, states that inapplicable servicing criteria are listed in an Appendix A. However, there is no Appendix A attached to the exhibit. Please amend your Form 10-K with a revised Exhibit 33.45 that includes Appendix A, or otherwise disclose which servicing criteria are applicable to the Situs Holdings, LLC platform.

Appendix A was inadvertently omitted from the version of the exhibit included as part of the Filing.  We will file an amended report on Form 10-K that includes the entire exhibit.
In responding to the Staff’s comment with respect to the Filing, Wells Fargo has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

David Burkholder     Tel +1 704 348-5309     Fax +1 704 348-5200    david.burkholder@cwt.com

Arthur Sandel September 3, 2020

•	Wells Fargo is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	Wells Fargo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ David S. Burkholder

David S. Burkholder
cc:	Anthony Sfarra Troy Stoddard